December 28, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Re: Withdrawal of Offering Statement on Form 1-A (File No. 024-10694)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Rabble One, LLC (the “Company”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-10694), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), publicly filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2017 and qualified by the Commission on June 7, 2017. The Offering Statement relates to the public offering of the Company’s Series A LLC Units (the “Series A Units”) and Series B LLC Units (the “Series B Units”).

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined that the consummation of the public offering of the Series A Units and Series B Units cannot be completed at this time. No Series B Units have been sold. On November 3, 2017, the Company announced the withdrawal of the public offering of Series A Units effective that same date. The Company has since returned all offering proceeds received from investors in the Series A Units, and, therefore, no Series A Units have been sold.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

 Sincerely,

/s/ Umber Bawa

Umber Bawa

Chief Executive Officer and Director

Jane Q, Inc., d/b/a Rabble, as Manager of Rabble One, LLC